

SECURI 13031813 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 30 2013
Washington DC 404

SEC FILE NUMBER
8-33949

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 AND ENDING MM/DD/YY
MM/DD/YY



A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kinsell, Newcomb & De Dios, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2776 Gateway Road
(No. and Street)

Carlsbad (City) CA (State) 92009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
H. Ray Bishop 760-444-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corp
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500 (Address) San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Ray Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kinsell, Newcomb & De Dios, Inc., as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ASHLEY M. WENDT
Commission # 1875012
Notary Public - California
San Diego County
My Comm. Expires Dec 26, 2013

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KINSELL, NEWCOMB & DE DIOS, INC.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

MARCH 31, 2013
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

KINSELL, NEWCOMB & DE DIOS, INC.

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Kinsell, Newcomb & De Dios, Inc.
Carlsbad, California

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Kinsell, Newcomb & De Dios, Inc. (the "Company") as of March 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Opinion

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kinsell, Newcomb & De Dios, Inc. as of March 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The supplementary information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information in Schedules I, II, and III is fairly stated in all material respects in relation to the statement of financial condition.



San Diego, California
May 22, 2013

PKF
Certified Public Accountants
A Professional Corporation

KINSELL, NEWCOMB & DE DIOS, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2013

ASSETS

Cash	$ 235,904
Accounts receivable	434,320
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $535,761	78,884
Deposits	18,624
Prepaid expenses	5,522
Total assets	$ 773,254

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued liabilities	$ 28,457
Payables to related parties	357,573
Liabilities subordinated to claims of general creditors	100,000
Total liabilities	486,030
Commitments and contingencies (Note 8)	
Stockholder's equity:	
Common stock, no par value;	
Authorized shares - 100,000	
Outstanding shares - 14,800	370,687
Accumulated deficit	(83,463)
Total stockholder's equity	287,224
Total liabilities and stockholder's equity	$ 773,254

The accompanying notes are an integral part of the statement of financial condition.

KINSELL, NEWCOMB & DE DIOS, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2013

NOTE 1 – NATURE OF BUSINESS

Kinsell, Newcomb & De Dios, Inc. (the "Company"), was incorporated in California on March 22, 1985. The Company provides investment banking, underwriting, consulting and financial advisory services for public corporations, which are issuers of municipal securities. The Company does not carry customer accounts or hold securities for the accounts of customers. The Company trades securities for its own account through other full-service brokerage firms. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the statement of financial condition in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounts Receivables

Accounts receivables primarily consist of underwriting and transaction related receivables. The Company monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts, if any, is the Company's best estimate of the amount of probable credit losses, historical write-off experience, and specific facts.

Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or related lease term. Maintenance costs are considered period costs and are expensed when incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business and Concentration Risks

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues, other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

The Company maintains its bank accounts at financial institutions located in California. The Federal Deposit Insurance Corporation ("FDIC") insures accounts at these banks up to $250,000 which, at times, may exceed the FDIC insured limits. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to significant credit risk with respect to its cash.

The Company maintains its clearing account at one financial institution located in Texas. The Securities Investors Protection Corporation ("SIPC") insures accounts at this institution up to $500,000, including a maximum of $250,000 for cash which, at times, may exceed the SIPC insured limits. The Company has not experienced any losses in the accounts and management believes it places its cash on deposit with financially stable institutions.

Income Taxes

Income taxes are accounted for utilizing the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax benefits/consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. These expected future tax benefits/consequences are measured based on currently enacted tax rates. The effect of tax rate changes on deferred tax assets and liabilities are recognized in income during the period of the change.

When the Company has claimed tax benefits that may be challenged by a tax authority, the Company recognizes tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon settlement. A liability for "unrecognized tax uncertainties" is recorded for any tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards.

The Company recognizes and measures its unrecognized tax uncertainties in accordance with FASB ASC 740, *Income Taxes*. FASB ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statement. Under FASB ASC 740, the Company assesses the likelihood, based on their technical merit that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax uncertainties is adjusted when new information is available, or when an event occurs that requires a change. As of March 31, 2013, the Company does not have a liability for unrecognized tax uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of March 31, 2013, the Company has no accrued interest or penalties related to uncertain tax positions.

NOTE 3 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, net at March 31, 2013 consist of the following:

Furniture and fixtures	$ 294,538
Computers and equipment	273,260
Leasehold improvements	46,847
	614,645
Less: accumulated depreciation and amortization	(535,761)
	$ 78,884

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $100,000 or 6 2/3% of aggregated indebtedness, whichever is higher. At March 31, 2013, the Company had net capital of $284,194, which was $184,194 in excess of the required minimum net capital of $100,000. At March 31, 2013, the Company's ratio of aggregate indebtedness to net capital was 1.36 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph k(2)(ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of March 31, 2013, are as follows:

Accounts payable	$ 10,969
Accrued professional and other fees	16,206
Accrued vacation and incentive compensation	1,282
	$ 28,457

NOTE 6 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During March 2011, the Company modified and extended its subordinated notes payable of $100,000 to LaVern Punke, related party, which matures on March 31, 2014. These terms were covered by an agreement approved by FINRA.

The borrowings under subordinated notes payable at March 31, 2013, are as follows:

Notes payable to LaVern Punke, related party, unsecured Maturity date - March 31, 2014; interest rate 8%	$ 100,000
Interest paid on related party note	$ 8,000

Rule 15c3-1 of the Securities Exchange Commission's uniform net capital rule provides adding subordinated liabilities back to stockholder's equity and exclusion from aggregate indebtedness, in the computation of net capital. To the extent they are required to maintain continued compliance with minimum net capital requirements, the borrowings may not be repaid.

NOTE 7 – INCOME TAXES

As of March 31, 2013, there was no provision for income taxes. Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

Deferred tax assets:	
Accruals and other	$ 41,900
Net operating loss carry-forwards	179,600
	221,500
Deferred tax liabilities:	
Depreciation	(5,900)
Net deferred tax assets	215,600
Valuation allowance	(215,600)
Net deferred tax assets	$ -

The Company is subject to U.S. federal or state income tax examinations by tax authorities for years after 2009. During the periods open to examination, the Company has net operating loss and tax credit carry forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these net operating losses and tax credit carry forwards may be utilized in future periods, they remain subject to examination.

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and expected carry-forwards are available to reduce taxable income. The Company records a valuation allowance when, in the opinion of management, it is more likely than not, the Company will not realize some or all deferred tax assets. As the achievement of required future taxable income is uncertain, the Company has recorded a valuation allowance. The valuation allowance decreased by $40,700 from March 31, 2012 to March 31, 2013. At March 31, 2013, federal and California net operating loss carry-forwards were $385,000 and $999,000, respectively. The federal and state tax loss carry-forwards will begin to expire in 2028 and 2018, respectively, unless utilized.

The effective tax rate varied from the federal statutory rate of 34% as of March 31, 2013 primarily as a result of non-deductible meals and entertainment expenses and the valuation allowance.

The Company is a party to a tax sharing agreement with its parent corporation, KND Holdings, Inc. ("Holdings") and together files a consolidated tax return. The Company based the income tax provision at March 31, 2013 on amounts the Company would have paid if it filed a separate return.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its current office space under an operating lease with a related party, KND Properties, which expires May 31, 2014. On July 31, 2012, the Company entered into an agreement with this related party in which the Company shall receive rent abatement for three months (free rent months) during the year ended March 31, 2013.

At March 31, 2013, the annual future minimum lease payments under operating leases are as follows:

Year Ending March 31:	
2014	$ 223,492
2015	37,248
Total minimum lease payments	$ 260,740

Litigation

The Company along with its related parties are involved in complaints of specific allegations by the Securities and Exchange Commission. Management of the Company believes, based on its current knowledge, after consultation with counsel and after taking into account its insurance policy that pending legal actions, investigations and proceedings will be resolved with no material adverse effect on the financial condition of the Company. However, if during any period a potential adverse contingency should become probable or resolved for an amount in excess of the Company's insurance policy and indemnification, the results of operations in that period could be materially affected.

NOTE 9 – 401(k) PLAN

On January 1, 1999, the Company instituted a 401(k) plan (the "Plan") in which employees may participate if they are 21 years or older and after they have been employed one full year with a minimum 1,000 hours of actual service performed. An employee may contribute up to the maximum amount allowed by Internal Revenue Service ("IRS") regulations. The Company makes a "safe harbor" match of 100% of employees' contributions up to 5% of annual salary, subject to limits established annually by the IRS, which vest immediately.

NOTE 9 – 401(k) PLAN (continued)

The Company amended the Plan effective January 1, 2002 to include a profit sharing provision, whereby at management's discretion, a profit sharing contribution is allocated among eligible participants where amounts vest 20% per year, with an individual being fully vested after five years. To participate in the profit sharing contribution, an employee must complete one year of service and be actively employed on the last day of the Plan year. As of March 31, 2013, there were no profit sharing contributions.

NOTE 10 – EQUITY PARTICIPATION PLAN

On June 6, 2002, the Company adopted an equity participation plan (the "Equity Plan") whereby the Company would provide incentive compensation units ("Units") and other incentives to certain employees. Under the Equity Plan, the Company may grant Units up to a 15% aggregate of the issued and outstanding shares of common stock of the Company. Units vest 20% per year and become fully vested after five years. The Equity Plan provides accelerated vesting for employees with five or more years of service. Terminating employees are eligible for disbursement of Units in the participant's account, within the terms of the Equity Plan. As of March 31, 2013, the Company had 2,220 units available for grant under the Equity Plan and there were no incentive compensation units issued or outstanding. As of March 31, 2013, there were no incentive compensation units granted, issued, exercised, cancelled, forfeited, or expired.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company and other affiliated entities provide administrative services and funding for operational expenses, to each other. Typically, neither collection nor payment is expected and therefore the shortfall or overpayment of these services is included in operating expenses.

As of March 31, 2013, payables to related parties was $357,573, which includes rent payable of $18,624 to KND Properties for its operating lease and accrued commissions to a board member and management of the Company of $338,949.

NOTE 12 – SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the statement of financial condition was available to be issued on May 22, 2013.

SUPPLEMENTARY INFORMATION

KINSELL, NEWCOMB & DE DIOS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2013

NET CAPITAL	
Total stockholder's equity	$ 287,224
Subordinated liabilities	100,000
	387,224
Deductions:	
Non-allowable assets:	
Furniture, equipment and leasehold improvements, net	78,884
Deposits	18,624
Prepaid expenses	5,522
Total non-allowable assets	103,030
Net capital before haircuts on securities positions	284,194
Haircuts on securities	-
Net capital	$ 284,194
Aggregate Indebtedness	
Items included in statements of financial condition:	
Accounts payable and accrued liabilities	$ 28,457
Payables to related parties	357,573
Total aggregate indebtedness	$ 386,030
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)	$ 100,000
Net capital in excess of amount required	$ 184,194
Net capital less greater of 10% of aggregate indebtedness or 120% of $100,000	$ 164,194
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.36 to 1

Note: As of March 31, 2013, there are no material differences between net capital as reported above and net capital reported on Form FOCUS X-17a-5 Part IIA.

KINSELL, NEWCOMB & DE DIOS, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2013

A computation of reserve requirement is not applicable to Kinsell, Newcomb & De Dios, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

KINSELL, NEWCOMB & DE DIOS, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2013

Information relating to possession or control requirements is not applicable to Kinsell, Newcomb & De Dios, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF

Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholder of
Kinsell, Newcomb & De Dios, Inc.
Carlsbad, California

In planning and performing our audit of the statement of financial condition of Kinsell, Newcomb & De Dios, Inc. (the "Company") as of March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's statement of financial condition will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

It is important that you be aware that as a result of the Company's size, the assignment of job responsibilities within the accounting department does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, we did not identify this as a significant deficiency based on the mitigating controls that the Company has in place.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audit of the statement of financial condition of the Company as of March 31, 2013, and this report does not affect our report thereon dated May 22, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Stockholder, Management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



San Diego, California
May 22, 2013

PKF
Certified Public Accountants
A Professional Corporation